Exhibit (a)(1)(D)

OMNITURE, INC.

STOCK OPTION EXCHANGE PROGRAM

SUMMARY OF STOCK OPTION EXCHANGE PROGRAM

Below is a summary of some aspects of the Stock Option Exchange Program that should help familiarize you with the principal terms of the exchange offer. We believe this program is potentially very important to you and urge you to take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

Employees Eligible to Participate in the Exchange Program

All employees of Omniture, Inc. and its subsidiaries (other than employees located in Denmark) who are employees at the time of the exchange program and who remain employed through the expiration date of the program are eligible to participate in the program. The offering period began on May 18, 2009, and it will expire at 10:00 p.m., Mountain Time, on June 15, 2009, unless the offering period is extended by the Company.

Options Eligible to Participate in the Exchange Program

You may only exchange outstanding options that were granted under the following stock plans prior to January 1, 2009 that have a per share exercise price greater than the closing price of our common stock on May 13, 2009:

•	Omniture, Inc. 2006 Equity Incentive Plan;

•	Omniture, Inc. 2007 Equity Incentive Plan;

•	Omniture, Inc. 2008 Equity Incentive Plan;

•	Avivo Corporation 1999 Equity Incentive Plan; and

•	Touch Clarity Limited 2006 U.S. Stock Plan.

Stock options granted under the following stock plans are not eligible for exchange in the program because it would not be permissible under the terms of these plans:

•	The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002;

•	WebSideStory, Inc. Amended and Restated 2000 Equity Incentive Plan;

•	WebSideStory, Inc. 2004 Equity Incentive Award Plan; and

•	WebSideStory, Inc. 2006 Employment Commencement Equity Incentive Award Plan.

Terms of New Options Granted in the Exchange Program

Exchange Ratios

In exchange for each eligible option you surrender, you will be granted a new option for the same or fewer number of shares, based on exchange ratios determined using an industry standard stock option valuation model. The exchange ratios, in connection with other differences from the exchanged options, are designed to result in a fair value of the new options that is approximately equal to the fair value of the exchanged options as of the new option grant date. The option exchange ratios are as follows:

If the Exercise Price	... then the Exchange
of an Eligible Option is:	Ratio will be:

$10.61 to $17.00	1.00 to 1
$17.01 to $19.00	1.10 to 1
$19.01 to $22.50	1.25 to 1
$22.51 to $25.00	1.70 to 1
Greater than $25.00	2.30 to 1

Exercise Price

The exchanged options will be cancelled on the date the offering expires and the new options will be granted on that date, which will be June 15, 2009, unless the offering period is extended by the Company. The exercise price per share of all new options will be equal to the closing sale price of Omniture’s common stock on the closing date, as reported on the Nasdaq Global Select Market.

Other Terms

In addition to a lower exercise price and the application of the exchange ratio to determine the number of shares covered by the new options, the new options will differ from the exchanged options in certain material ways; for example, the new options will be:

•	subject to a new vesting schedule (as described below);

•	subject to a shorter term (as described below); and

•	classified as nonstatutory stock options for U.S. tax purposes, even if the exchanged options were classified as incentive stock options.

The remaining terms and conditions of your new options will generally be the same as your exchanged options. In addition, if an exchanged option was awarded under a plan that Omniture no longer uses for granting equity awards, the new option would be awarded under the Omniture, Inc. 2006 Equity Incentive Plan and be subject to the terms of that stock plan.

Vesting Schedule and Term of New Options Granted in the Exchange Program

As partial consideration for receiving a new option with a lower exercise price, the new options will have a new vesting schedule. Each new option will start vesting on the closing date and will vest in equal amounts each month over a 36, 42, 48, 54 or 60-month period, depending on the original grant date of your exchanged options and whether you are a Section 16 officer of the Company. (The Section 16 officers of the Company are Joshua G. James, Michael S. Herring, Brett M. Error, Christopher C. Harrington and John F. Mellor.) Any vested, unexercised portion of an exchanged option will be subject to re-vesting according to the new vesting schedule of the new option. The number of months over which the new options will vest is set forth in the table below next to the original grant date of the exchanged options:

	Not a
	Section 16	Section 16
Original Grant Date	Officer (Months)	Officer (Months)

Prior to March 1, 2007	36	48
March 1, 2007 to February 28, 2008	42	54
After March 1, 2008	48	60

Each new option will have a term of five years from the closing date, except that new options granted to Section 16 officers of the Company will have a term of seven years from the closing date (to accommodate the longer vesting schedules that would apply to new options granted to the Section 16 officers). New options may expire earlier if service terminates or in accordance with the stock plan under which a new option is granted.

Additional Information

Information regarding the exchange program is available at the Exchange Offer Website (https://omniture.equitybenefits.com), which also contains detailed information regarding participation in the exchange program, including access to the election forms to participate in the exchange offer. The Exchange Offer Website will also provide you with certain information about your eligible options, if any, including the grant date, the exercise price, the number of underlying shares and the election alternatives available to you. The specifics of the stock option exchange program are described in a Tender Offer Statement filed with the SEC on Schedule TO and the related exhibits, which is available at https://omniture.equitybenefits.com/Documents/, as well as at the U.S. Securities and Exchange Commission’s website at www.sec.gov. We urge you to carefully read the tender offer statement and the related exhibits before you decide whether or not to participate in the exchange program.

If you cannot access the Exchange Offer Website for any reason, you may obtain copies of the exchange program offering materials and election forms by contacting our Stock Administration Team.

Omniture must receive a properly completed and executed election form from you no later than 10:00 p.m. Mountain Time on June 15, 2009, unless the offering period is extended, in order for you to participate in the exchange program. We will not accept delivery of any election forms after expiration of the exchange offer. If you are unable to submit your election form electronically via the Exchange Offer Website for any reason, to participate in the exchange program you must complete a paper election form and return it to the Stock Administration Team at Omniture via the e-mail address or facsimile number set forth below.

Contact Information for the Stock Administration Team at Omniture

Exchange Offer Hotline: (801) 932-7504

Facsimile: (801) 406-0349

E-mail: stockadmin@omniture.com

Cautionary Note concerning the Exchange Program

We are not making any recommendation on whether you should accept this offer to participate in the exchange program. We understand that the decision whether or not to exchange your eligible options, if any, in this exchange offer will be a challenge for many of you. The exchange offer does carry risk, and there are no guarantees that you would not ultimately receive greater value from your eligible options than from the new options. As a result, you must make your own decision on whether or not to participate in this offer. For questions about personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, or financial advisor. We have attempted to anticipate many of the questions you may have regarding the terms of the exchange program and have included a “question and answer” section at the beginning of the offer to exchange. Participation is completely voluntary. Participating in the offer involves risks that are discussed in the exchange offering materials. If you choose not to participate, you will retain your current options under their current terms and conditions.

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